BELMONT RESOURCES INC.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: belmontr@direct.ca
Website: www.Belmont-Resources.com

December 21, 2001

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

02015144

Attn: Statutory Filings

02 FEB 15

Dear Sir or Madam:

SUPPL

Re: Belmont Resources Inc. (the "Company") – File No. X005731

The enclosed material was sent by prepaid mail to Supplemental Mail List respondents of the above-mentioned company on December 21, 2001.

We are filing this material with you in compliance with the regulations. Please also note the documents were filed with the Market Centres using SEDAR

Enclosed please find:

Quarterly Report Form 51-901 F and financial statements for the nine-month period ended October 31, 2001.

Yours truly,

"GARY MUSIL"

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Gary Musil,
Secretary/Director

GM/rm

Enclosure

c.c.
- Canadian Venture Exchange, Attn: Listings Dept.
- Alberta Securities Commission (SEDAR)
- Martin & Associates, Solicitors, Attn: Paul Fang, Solicitor
- CIBC Mellon Trust Company, Attn: Doug Allen, Account Manager
- Dale, Matheson, Carr-Hilton, CA, Auditors
- Securities & Exchange Commission, Wash. DC, USA
- Moody's Investor Services (2)
- Directors (5)

Quarterly Report - BC Form 51-901 F

ISSUER DETAILS

For Quarter Ended:	*October 31, 2001*
Date of Report:	*December 20, 2001*
Name of Issuer:	*BELMONT RESOURCES INC.*
Issuers Address:	*#600 – 625 Howe Street* *Vancouver, B.C. V6C 2T6*
Issuer Fax Number:	*604-683-1350*
Issuer Phone Number:	*604-683-6648*
Contact Person:	*Gary Musil*
Contact Position:	*Secretary /Director*
Contact Telephone Number:	*604-683-6648*
Contact E-Mail Address:	belmontr@direct.ca
Website Address:	www.Belmont-Resources.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Directors Name:	*Gary Musil*	Date Signed:	*December 20, 2001*
Directors Name:	*Kenneth B. Liebscher*	Date Signed:	*December 20, 2001*

BELMONT RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR

NINE MONTHS ENDED

OCTOBER 31, 2001
(OCTOBER 31, 2000)

UNAUDITED
Prepared by Management

BELMONT RESOURCES INC.
CONSOLIDATED BALANCE SHEET

ASSETS

	OCTOBER 31 2001	JANUARY 31 2001
CURRENT		
Cash	$ 48,707	$ 89,040
Marketable securities	-	48,500
Accounts receivable	102,181	40,030
Advances and deposits	315,250	371,990
Prepaid expenses	15,200	11,085
	481,338	560,645
RESOURCE INTERESTS	2,845,055	2,904,189
CAPITAL ASSETS	8,785	10,299
	$ 3,335,178	$ 3,475,133

LIABILITIES

	OCTOBER 31 2001	JANUARY 31 2001
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 297,153	$ 234,676
Short term loans	50,000	50,000
	347,153	284,676
NON-CONTROLLING INTEREST IN SUBSIDIARY	118,915	118,915
	466,068	403,591

SHAREHOLDERS' EQUITY

	OCTOBER 31 2001	JANUARY 31 2001
SHARE CAPITAL	13,902,565	13,902,565
DEFICIT	(11,033,455)	(10,831,023)
	2,869,110	3,071,542
	$ 3,335,178	$ 3,475,133

Approved on behalf of the Board

"GARY MUSIL"

"KENNETH B. LIEBSCHER"

UNAUDITED
Prepared by Management

BELMONT RESOURCES INC.
CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
FOR THE NINE MONTHS ENDED OCTOBER 31, 2001

	2001		2000	
	Three months ended Oct 31	Nine months ended Oct 31	Three months ended Oct 31	Nine months ended Oct 31
INTEREST INCOME	$ -	$ (21,000)	$ -	$ (10,455)
EXPENSES				
Amortization	505	1,515	487	1,155
Audit and accounting	1,200	5,200	2,200	6,200
Consulting	750	10,465	-	2,500
Foreign exchange loss	-	371	-	6,404
Interest and bank charges	796	1,019	449	1,049
Legal	878	10,194	557	7,577
Management fees	15,000	45,000	13,500	40,500
Office and sundry	(604)	1,321	3,926	21,344
Property evaluation	-	-	-	4,573
Regulatory and filing fees	1,425	4,990	1,410	8,480
Rent	6,278	13,590	10,085	22,054
Travel and shareholder relations	(1,137)	18,853	16,076	39,631
Transfer agent fees	2,505	10,702	2,375	10,365
Telephone	405	1,514	236	1,808
Salaries and administrative services	20,224	67,328	21,378	56,431
Total administrative costs	48,225	192,062	72,679	230,071
LOSS BEFORE OTHER ITEMS	48,225	171,062	72,679	219,616
OTHER ITEMS				
Loss on sale of marketable securities	-	31,370	567,711	567,711
NET LOSS FOR THE PERIOD	$ 48,225	$ 202,432	$ 640,390	$ 787,327
Deficit, beginning of period	$ (10,985,230)	$ (10,831,023)	$ (9,631,021)	$ (9,484,084)
Deficit, end of period	$ (11,033,455)	$ (11,033,455)	$ (10,271,411)	$ (10,271,411)
Loss per share	$ (0.002)	$ (0.01)	$ (0.03)	$ (0.04)

UNAUDITED
Prepared by Management

BELMONT RESOURCES INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED OCTOBER 31, 2001

	2001		2000	
	Three months ended Oct 31	Nine months ended Oct 31	Three months ended Oct 31	Nine months ended Oct 31
OPERATING ACTIVITIES				
Net loss for the period	$ (48,225)	$ (202,432)	$ (640,390)	$ (787,327)
Add non cash items:				
Amortization	505	1,515	487	1,155
Loss on marketable securities	-	31,370	807,604	1,992,650
	(47,720)	(169,547)	167,701	1,206,478
Net changes in other non-cash working capital items				
Accounts receivable	(51,477)	(62,151)	(6,231)	(2,681)
Prepaid expenses	(4,391)	(4,115)	(38,102)	(281,786)
Accounts payable	97,441	119,216	5,152	105
	(6,147)	(116,597)	128,520	922,116
INVESTING ACTIVITIES				
Mineral property expenditures	19,000	59,134	(166,735)	(2,420,361)
Acquisition of capital assets	-	-	(2,748)	(4,288)
	19,000	59,134	(169,483)	(2,424,649)
FINANCING ACTIVITIES				
Issuance of share capital	-	-	-	284,480
Proceeds on marketable securities	-	17,130	-	-
Due to (repayment) to shareholders	-	-	-	-
	-	17,130	-	284,480
INCREASE (DECREASE) IN CASH	12,853	(40,333)	(40,963)	(1,218,053)
CASH, beginning of period	35,854	89,040	99,991	1,277,081
CASH, end of period	$ 48,707	$ 48,707	$ 59,028	$ 59,028

UNAUDITED
Prepared by Management

BELMONT RESOURCES INC.
INTERIM CONSOLIDATED SCHEDULES OF RESOURCE INTERESTS
FOR THE NINE MONTHS ENDED OCTOBER 31, 2001

	2001	2000
	$	$
PEZINOK II		
Acquisition costs	4,918,817	4,918,817
Plant and equipment	173,268	173,268
Exploration costs		
Balance, beginning of year	425,354	425,354
Consulting	-	-
Reports and administration	3,397	2,122
Exploration	-	-
Travel and accommodation	-	-
Balance, end of period	5,520,836	5,519,561
Less: writedown	(5,417,439)	(5,017,439)
	103,397	502,122
MASEVA		
Acquisition costs	42,500	42,500
UNGAVA		
Acquisition costs	67,500	107,500
Exploration costs		
Administration	14,568	-
Assay and sampling	387	-
Equipment rental	2,290	-
Geographical	1,733	-
Mapping and drafting	4,246	-
Miscellaneous	861	-
Permits	2,500	-
Travel and accommodation	24,175	-
	50,760	-
	118,260	107,500
ROZMIN		
Acquisition costs	2,072,369	2,291,069
Mine development		
Tunnel construction and miscellaneous	90,933	-
Waste disposal	79,072	-
Woodland clearing	39,536	-
Consulting	185,821	-
	395,362	-
Plant and equipment	42,849	-
Deferred costs		
Consulting	15,271	14,632
Miscellaneous	776	776
Travel and accommodation	52,271	32,800
	68,318	48,208
	2,578,898	2,339,277

UNAUDITED
Prepared by Management

LAC ROCHER		
Acquisition costs	115,500	78,000
Less recoveries	(37,500)	-
	78,000	78,000
Exploration costs	1,157	1,157
Less writedown	(79,157)	-
	-	79,157
HNILEC		
Acquisition costs	2,000	-
BALANCE - END OF PERIOD	$ 2,845,055	$ 3,070,556

1) NATURE OF OPERATIONS

Belmont Resources Inc. (the "Company") is primarily engaged in the acquisition, exploration and development of resource properties. Funding for operations is obtained through public and private share issuances and sale of resource interests.

2) ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited consolidated financial statements for the year ended January 31, 2001. It is suggested that the interim consolidated financial statements be read in the conjunction with the annual consolidated financial statements.

3) PRINCIPALS OF CONSOLIDATION

These financial statements include the accounts and operations of Slovgold Slovakia s.r.o. (SSSRO) and Rozmin s.r.o. (Rozmin). Both companies are registered Slovakian companies. Further details on consolidation should be read in conjunction with the annual consolidated financial statements as at January 31, 2001.

4) SHARE CAPITAL

	2002		2001	
	Number	$ Amount	Number	$ Amount
Balance, beginning of year	20,703,012	13,902,565	19,764,012	13,605,585
Issued during the year for:				
- Property acquisitions	Nil	Nil	50,000	12,500
- Cash (Stock options exercised)	Nil	Nil	889,000	284,480
Balance, end of quarter/year	20,703,012	13,902,565	20,703,012	13,902,565

BELMONT RESOURCES INC.

(the "Company")

SCHEDULE B:

SUPPLEMENTARY INFORMATION

SECTION 1 - ANALYSIS OF EXPENSES AND DEFERRED COSTS

As per the agreement between the Company and EuroGas, Inc. regarding the transfer of the 57% shareholding interest in Rozmin s.r.o. it was agreed that EuroGas, Inc. will be responsible for the company's share of the working capital and development budget of Rozmin. No deferred costs were incurred during the first nine months ending October 31, 2001.

SECTION 2 - RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:

Included in accounts receivable is rent and office service fees with corporations who have some common directors. The rent and service fees are equivalent to that which would have to be paid to an unrelated party for similar facilities. $3,000 in loans were received from and repaid to an officer/director. The amount was non-interest bearing.

SECTION 3 - SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

a) SECURITIES ISSUED DURING THE PERIOD ENDED OCTOBER 31, 2001:

Date of Issue	Type of Security	Type of Issue	No. of Shares Issued	Price Share	Total Proceeds	Type of Consideration
NIL						

b) SUMMARY OF OPTIONS GRANTED DURING THE PERIOD ENDED OCTOBER 31, 2001:

Date Granted	No. of Shares	Director or Employee	Exercise Price	Expiry Date
NIL				

SECTION 4 - SUMMARY OF SECURITIES AS AT OCTOBER 31, 2001

a) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT OCTOBER 31, 2001:

The Company has authorized share capital of 50,000,000 common shares with no par value.
The Company has issued and allotted shares of its capital stock totalling 20,703,012.

b) SUMMARY OF OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT OCTOBER 31, 2001:

Security	Number	Exercise Price	Expiry Date
Options	230,000	$0.14	January 13, 2002
Options	75,000	$0.14	February 18, 2002
Options	900,000	$0.14	August 17, 2002
Total	1,205,000		

c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT OCTOBER 31, 2001:

Common shares in escrow – NIL

SECTION 5 - LIST OF DIRECTORS/OFFICERS AS AT DECEMBER 20, 2001:

Vojtech Agyagos................. President/Director
Gary Musil.......................... Secretary/Director
Kenneth B. Liebscher......................... Director
Peter P.H. John.................................. Director
Peter E. Serck.................................... Director
Jake Bottay... Director

BELMONT RESOURCES INC.

(the "Company")

SCHEDULE C:

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS IN THE QUARTER ENDED OCTOBER 31, 2001 AND UP TO THE DATE OF THIS REPORT:

1. Nature of Business:

See Notes to Financials - Nature of Operations.

In June 2000 the Company completed a Letter of Agreement and reacquired the 90% interest in Maseva Gas s.r.o. which controls the gas concession in the Slovak Republic. The Company is reviewing proposals for exploration to commence in the next three to six months.

In March 2001 the Company entered in an Agreement whereby it agreed to sell subject to regulatory and shareholder approvals, to EuroGas, Inc. ("EuroGas") its 57% equity interest in the Capital stock of Rozmin s.r.o. This received approval at the July 17/01 Annual General Meeting.

At the Pezinok II mining concession the Company is preparing to liquidate the assets and wind down this project.

2. Operations Detail and Financial Condition:

(a) Acquisitions & Dispositions:

See the detail previously mentioned in 'Nature of Business', regarding the March 2001 Agreement.

(b) Material Expenditures:

As a result of the disposition of the 57% equity interest in Rozmin s.r.o. and costs related to this Slovakian subsidiary our General and Administrative expenses are expected to decrease significantly during the second half of 2001. However, in the first nine months increases were in: Administrative services and salaries $67,328 in 2001 ($56,431 in 2000). These were mainly due to costs incurred in preparation of the annual 20-F filing with the U.S. Securities and Exchange Commission (the "SEC"), preparing the back-up and coordinating documents for the year-end audited financials and increased accounting in the first quarter related to our Rozmin subsidiary. Consulting fees $10,465 in 2001 ($2,500 in 2000) as the Company required an independent evaluation report on the proposed disposition of the interest in Rozmin. Legal and accounting $15,394 in 2001 ($13,777 in 2000) also a result of the preparation of agreements and filing reports for the Rozmin disposition.

Significant decreases were in: Travel and Shareholder Relations $18,853 in 2001 ($39,631 in 2000). This was due to the travel and due diligence required in Slovakia last year during the acquisition of Rozmin.

Rent and office expenses $14,911 in 2001 ($43,398 in 2000). This was as a result of the Company's December 2000 move to smaller office space and an office building where the base rate and overhead were less expensive per square foot.

Overall, operating expenses decreased 16.52% ($38,009 less than the nine months of 2000).

(c) News Releases & Material Change Reports:

July 17, 2001 - The Annual General Meeting of Belmont was held in Vancouver, B.C. on July 16, 2001. Six directors were re-elected including Vojtech Agyagos, Gary Musil, Kenneth B. Liebscher, Peter E. Serck, Peter John and Jake Bottay.

The Special Resolution for the sale by Belmont of its 57% equity interest in Rozmin s.r.o. to EuroGas, Inc. on the terms and conditions described in the information circular was duly passed by the shareholders of the Company.

All other resolutions proposed to the shareholders were also approved.

July 18, 2001 - The CDNX has accepted for filing the share purchase agreement dated March 27, 2001, among the Company, Rozmin s.r.o. (57% owned by the Company) and EuroGas, Inc. whereby the Company can sell all of its 57-per-cent interest in Rozmin to EuroGas.

(d) Investor Relations Activities: There were no new investor relation's activities undertaken by or on behalf of the Company during the quarter except for the dissemination of press releases to the media, interested shareholders, investors, and brokers. No investor relation's arrangements or contracts were entered into during the quarter.

(e) Breaches of corporate, securities or other laws, or of an Issuer's listing agreement with the CDNX:
None

(f) Regulatory Approval:

May 14, 2001 - The CDNX acknowledged receipt of the supporting documentation relating to the proposed acquisition by EuroGas, Inc. of our 57% equity interest in the capital stock of Rozmin s.r.o. The proposed transaction has been conditionally accepted by CDNX.

July 11, 2001 - The CDNX accepted amendments as to exercise price only to various incentive stock option agreements.

July 18, 2001 - Refer to News Release as previously reported.

3. Subsequent Events

N/A

4. Financings, Principal Purposes and Milestones

Following completion of the proposed sale of our 57% equity interest in Rozmin, the Company will hold in excess of $3 million USD in marketable securities of EuroGas, Inc.

5. Liquidity and Solvency

Working capital is in excess of $134,185 and is adequate to cover General and Administrative costs until we are able to liquidate some of the EuroGas, Inc. common shares. The Company expects to begin an exploration program on its Maseva Gas - Slovakia concession in the first quarter of 2002 and continue to evaluate other resource acquisitions as financings become available.